

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2014

Via E-mail
D. Hunt Ramsbottom
Chief Executive Officer
Rentech Nitrogen Partners, L.P.
10877 Wilshire Boulevard, Suite 600
Los Angeles, CA 90024

> **Re:   Rentech Nitrogen Partners, L.P.**
> **Post-effective Amendment No. 2 to Form S-3**
> **Filed February 14, 2014**
> **File No. 333-187727**

Dear Mr. Ramsbottom:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your analysis why the selling unitholder is not an "underwriter" within the meaning of Securities Act Section 2(a)(11).  We note in this regard your disclosure on page 18 that the selling unitholder holds 59.8% of the common units and is a wholly-owned subsidiary of Rentech Development Corporation, which is a wholly owned subsidiary of Rentech, Inc.  For guidance, please consider Securities Act Rules Compliance and Disclosure Interpretation 612.09.

2. In light of the selling unitholder's relationship to you, please also provide us with your analysis how the securities to be offered by the selling unitholder are being offered or sold "solely by or on behalf of . . . persons . . . other than the registrant, a subsidiary of the registrant, or a person of which the registrant is a subsidiary" in compliance with Securities Act Rule 415(a)(1)(i).  For guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 212.15.

Plan of Distribution, page 19

3.  Notwithstanding your response to comments 1 and 2 above, please revise your
    registration statement to state that the selling unitholder "may be deemed" an
    underwriter.

Registration Statement Cover Page

4.  It appears from footnote (1) to the fee table that you contemplate offering units of
    securities representing limited partner interests, debt securities, or guarantees of debt
    securities.  Please list these units as a separate line item in the fee table and on the
    prospectus cover page.

Signatures, page S-3

5.  Please include on page S-4 the signatures in their individual capacities of the principal
    executive officer, principal financial officer, principal accounting officer or controller,
    and the majority of the directors of Rentech Nitrogen Finance Corporation.  Refer to
    Instructions to Signatures to Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration
statement effective, the company should provide us with a letter, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any questions you may have.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel